EXHIBIT 20.4



                  A&A ANNOUNCES SALE OF SHARES IN U.K. MERCHANT BANK





          NEW YORK, Jan. 17 -- Alexander & Alexander Services Inc. (A&A)

          today announced that it has sold its minority interest in Noble

          Grossart Holdings Limited, a privately held U.K. merchant bank,

          for $7.2 million.

               The cash transaction is expected to result in a small gain that will be reflected in A&A's first quarter 1995 financial results.

               A&A had previously indicated its intent to sell certain non-

          core assets as part of the Company's restructuring program.

          A&A's combined restructuring and other charges will result in a significant loss for the fourth quarter of 1994 and the full year.

               Alexander & Alexander Services Inc. [NYSE: AAL] is a global organization of professional advisers providing risk management,

          insurance brokerage and human resource management consulting services from offices in more than 80 countries.






























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